

Mail Stop 3233

September 23, 2016

Via E-mail
Jan Telander
Chief Executive Officer
Progreen US, Inc.
6443 Inkster Road, Suite 170-D
Bloomfield Township, MI 48301

> **Re:** **Progreen US, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 31, 2016**
> **File No. 333-213406**

Dear Mr. Telander:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It is unclear how you determined that you may register this offering as a resale, given the number of shares being registered relative to your public float. Please provide your analysis showing how you determined that you may register an equity line offering of this size as a resale. Refer to Securities Act Sections C&DI 139.21 for guidance.

2.   We note that your business involves acquiring and holding for investment real estate or interests in real estate. Please file your next amendment on Form S-11 as required by General Instruction A to Form S-11.

3.   Please update the financial statements and financial information to comply with Rule 8-08 of Regulation S-X.

Prospectus Cover Page, page 1

4.   We note your disclosure on page 10 that shares being offered pursuant to this prospectus represent 28.7% of the shares currently issued and outstanding and 40% of the shares issued and outstanding held by non-affiliates of the company. In the forepart of your prospectus, please disclose the percentage of outstanding securities of the company the 100,000,000 shares of common stock represent, without giving effect to the conversion or exercise of any outstanding convertible or exercisable securities. Please also disclose the current number of shares that Tangiers Global, LLC may sell based on the current market price and ignoring any caps on the number of shares that they may own at any time.

Principal Stockholders, page 34

5.   Please revise your beneficial ownership table to conform to the requirements of Item 403 of Regulation S-K. In that regard, please revise your table to present beneficial ownership by class.

6.   In a footnote to the beneficial owner table, please disclose the name(s) of the natural person(s) that have ultimate voting or dispositive control over the company's common shares that are held by EIG Capital Ltd.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Michael Paige, Esq.